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                                     FORM U-3A-2
                                                                 File No. 69-353

                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.


                   Statement by Holding Company Claiming Exemption
                     Under Rule U-3A-2 from the Provisions of the
                      Public Utility Holding Company Act of 1935


    ESELCO, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

    1.  CLAIMANT      - ESELCO, Inc.
                        725 East Portage Avenue
                        Sault Ste. Marie, Michigan  49783

                        State of organization:  Michigan

                        Nature of business:  Holding Company

        SUBSIDIARIES  - Edison Sault Electric Company
                        725 East Portage Avenue
                        Sault Ste. Marie, Michigan  49783

                        State of organization:  Michigan

                        Nature of business: Generation, purchase, transmission and distribution of electric energy in a service area in the eastern Upper Peninsula of Michigan.

                      - Northern Tree Service, Inc.
                        725 East Portage Avenue
                        Sault Ste. Marie, Michigan  49783

                        State of organization:  Michigan

                        Nature of business: Tree removal and tree trimming service within the upper peninsula and the northern part of the lower peninsula of Michigan.

    2.  PROPERTIES

         (a) Claimant -
              Claimant's total properties consist of the Common Stock of Edison
         Sault Electric Company.

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         (b) Subsidiary -

              Edison Sault Electric Company ("Edison Sault") owns a hydroelectric plant with a rated capacity of 30,000 KW located on the St. Mary's River at Sault Ste. Marie, Michigan. Edison Sault owns and operates internal combustion generation with a name plate rating of 4800 KW.

              Edison Sault owns and maintains transmission and distribution lines in its service area in the Michigan counties of Chippewa, Delta, Mackinac and Schoolcraft.

              Edison Sault's transmission and distribution lines are located for the most part on or under public streets, alleys, highways and other public property, or on private property with permission of the individual owners. Edison Sault property located on or under public property was installed pursuant to valid consents granted by the appropriate local authorities.

              Edison Sault also owns substations, switching stations, garages, warehouses, offices and other buildings necessary in the conduct of its business.

              All of Edison Sault's property is located in Michigan, and all deliveries of electric energy sold for resale are made at points within Michigan. Edison Sault has no transmission facilities which deliver or receive electric energy at the Michigan borders.

    3. Claimant submits the following information for the calendar year 1996 with respect to claimant and Edison Sault Electric Company:

         Claimant sold, purchased and distributed no electric energy in 1996.

         In 1995, Edison Sault Electric Company:

         (a)  Sold (at retail or wholesale) 794,226 MWH of electric energy;
         (b)  Distributed no electric energy at retail outside Michigan;
         (c) Sold at wholesale no electric energy outside Michigan or at the state line;
              and
         (d) Purchased no electric energy outside Michigan or at the state line.


    4. Claimant submits that neither it nor Edison Sault holds directly or indirectly any interest in an exempt wholesale generator or foreign utility company.


Information listed under Items 2, 3 and 4 pertain to ESELCO and Edison Sault
Electric Company only.

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                                      EXHIBIT A

    The unaudited Consolidating Statements of Income and Retained Earnings for the year ended December 31, 1996 and a Consolidating Statement of Financial
Position as of December 31, 1996 for ESELCO and its subsidiaries are attached as Exhibit A.

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1997.

                                       ESELCO, INC.



                                              \s\ William R.  Gregory
                                       By: ____________________________________
                                            William R. Gregory, President


Attest:



       \s\ David R.  Hubbard
__________________________________________
David R. Hubbard, Vice President - Finance



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

    Donald C. Wilson, Secretary
    ESELCO, Inc.
    725 East Portage Avenue
    Sault Ste. Marie, Michigan  49783

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

                                            E S E L C O, INC.                                                EXHIBIT A
                             CONSOLIDATING STATEMENT OF FINANCIAL POSITION                                    1 OF 3
                                            DECEMBER 31, 1996


                                                EDISON         ESELCO          N T S      ELIMINATIONS   CONSOLIDATED
                                                 SAULT
                                              -----------    -----------    -----------   ------------   ------------
ASSETS:
    PLANT, at original cost                   $71,337,136         $7,315       $457,870             $0    $71,802,321
       Less - Accumulated depreciation         29,461,470              0        209,568              0     29,671,038
                                              -----------    -----------    -----------    -----------    -----------
                                              $41,875,666         $7,315       $248,302             $0    $42,131,283
       Asset acquired under capital lease       2,851,622              0              0              0      2,851,622
                                              -----------    -----------    -----------    -----------    -----------
                                              $44,727,288         $7,315       $248,302             $0    $44,982,905
CURRENT ASSETS:                               -----------    -----------    -----------    -----------    -----------
    Cash                                         $229,265     $1,255,000        $44,618    ($1,235,000)      $293,883
    Accounts receivable, less reserve
      of $32,000                                2,982,994        610,404         25,698       (619,313)     2,999,783
    Unbilled revenue                            1,693,826              0              0              0      1,693,826
    Materials and supplies, at average cost     1,148,046              0              0              0      1,148,046
    Prepayments                                 1,953,110              0         13,822              0      1,966,932
                                              -----------    -----------    -----------    -----------    -----------
                                               $8,007,241     $1,865,404        $84,138    ($1,854,313)    $8,102,470
                                              -----------    -----------    -----------    -----------    -----------
    INVESTMENTS IN SUBSIDIARIES                        $0    $20,089,395             $0   ($20,089,395)            $0
                                              -----------    -----------    -----------    -----------    -----------
OTHER ASSETS:
    Debt expense, being amortized                 $28,972             $0             $0             $0        $28,972
    Regulatory asset                            3,510,181              0              0              0      3,510,181
    Other                                         529,750          1,443              0              0        531,193
                                              -----------    -----------    -----------    -----------    -----------
                                               $4,068,903         $1,443             $0             $0     $4,070,346
                                              -----------    -----------    -----------    -----------    -----------
         TOTAL ASSETS                         $56,803,432    $21,963,557       $332,440   ($21,943,708)   $57,155,721
                                              ===========    ===========    ===========    ===========    ===========
STOCKHOLDERS' INVESTMENT AND LIABILITIES:
    CAPITALIZATION:
       Common equity                          $19,326,732    $20,995,846         $1,539   ($20,089,395)   $20,234,722
       Preferred stock                                  0              0              0              0              0
       Long-term debt (less current portion)   16,329,291        421,110        147,786              0     16,898,187
                                              -----------    -----------    -----------    -----------    -----------
                                              $35,656,023    $21,416,956       $149,325   ($20,089,395)   $37,132,909
    OTHER NONCURRENT LIABILITIES:             -----------    -----------    -----------    -----------    -----------
       Obligation under capital lease          $2,775,905             $0             $0             $0     $2,775,905
    CURRENT LIABILITIES:                      -----------    -----------    -----------    -----------    -----------
       Notes payable                           $2,354,000             $0             $0    ($1,235,000)    $1,119,000
       Current portion of long-term debt        2,742,709        134,614              0              0      2,877,323
       Current portion of lease obligation         75,717              0              0              0         75,717
       Accounts payable                         2,186,980              0        159,455       (203,353)     2,143,082
       Dividends declared                         415,960        415,960              0       (415,960)       415,960
       Accrued taxes                            1,755,829         (3,973)         2,245              0      1,754,101
       Current deferred income taxes               66,755              0              0              0         66,755
       Accrued interest                           165,822              0            393              0        166,215
       Other                                      270,116              0              0              0        270,116
                                              -----------    -----------    -----------    -----------    -----------
                                              $10,033,888       $546,601       $162,093    ($1,854,313)    $8,888,269
DEFERRED CREDITS:                             -----------    -----------    -----------    -----------    -----------
    Deferred income taxes                      $4,433,604             $0        $21,022             $0     $4,454,626
    Net regulatory liability                    1,193,526              0              0                     1,193,526
    Unamortized investment tax credit             873,181              0              0              0        873,181
    Other                                       1,837,305              0              0              0      1,837,305
                                              -----------    -----------    -----------    -----------    -----------
                                               $8,337,616             $0        $21,022             $0     $8,358,638
         TOTAL STOCKHOLDERS' INVESTMENT       -----------    -----------    -----------    -----------    -----------
           AND LIABILITIES                    $56,803,432    $21,963,557       $332,440   ($21,943,708)   $57,155,721
                                              ===========    ===========    ===========    ===========    ===========


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

                                            E S E L C O, INC.                                                EXHIBIT A
                                                                                                               2 OF 3
                                  CONSOLIDATING STATEMENT OF INCOME

                                  For the Year Ended December 31, 1996

                                                EDISON         ESELCO          N T S      ELIMINATIONS   CONSOLIDATED
                                                 SAULT
                                             ------------   ------------   ------------   ------------   ------------
OPERATING REVENUES                            $37,287,472             $0       $536,747      ($324,288)   $37,499,931
                                             ------------   ------------   ------------   ------------   ------------
OPERATING EXPENSES:
    Operation - Purchased power               $18,851,035             $0             $0             $0    $18,851,035
              - Other                           6,585,500         13,943        468,118       (324,288)     6,743,273
    Maintenance                                 2,142,159              0              0              0      2,142,159
    Depreciation and amortization               2,576,327              0         38,068              0      2,614,395
    Property and other taxes                    1,546,185           (250)        10,416              0      1,556,351
    Income taxes                                1,257,575         (7,795)        (2,584)             0      1,247,196
                                             ------------   ------------   ------------   ------------   ------------
    Total operating expenses                  $32,958,781         $5,898       $514,018      ($324,288)   $33,154,409
                                             ------------   ------------   ------------   ------------   ------------
    Net operating income                       $4,328,691        ($5,898)       $22,729             $0     $4,345,522
                                             ------------   ------------   ------------   ------------   ------------
OTHER INCOME (DEDUCTIONS), NET                   ($47,594)       $65,376             $0       ($65,376)      ($47,594)
                                             ------------   ------------   ------------   ------------   ------------
INTEREST CHARGES:
    Interest on long-term debt                 $1,352,246             $0        $15,141             $0     $1,367,387
    Other interest                                185,229              0         12,603        (65,376)       132,456
                                             ------------   ------------   ------------   ------------   ------------
    Total interest charges                     $1,537,475             $0        $27,744       ($65,376)    $1,499,843
                                             ------------   ------------   ------------   ------------   ------------

NET INCOME                                     $2,743,622        $59,478        ($5,015)            $0     $2,798,085

EQUITY IN EARNINGS OF SUBSIDIARIES                      0      2,738,607              0     (2,738,607)             0
                                             ------------   ------------   ------------   ------------   ------------
NET INCOME AVAILABLE FOR COMMON                $2,743,622     $2,798,085        ($5,015)   ($2,738,607)    $2,798,085
                                              ===========    ===========    ===========    ===========    ===========


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

                                             E S E L C O, INC.                                                EXHIBIT A
                                                                                                               3 OF 3
                                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS

                                       For the Year Ended December 31, 1996

                                                EDISON         ESELCO          N T S      ELIMINATIONS   CONSOLIDATED
                                                 SAULT
                                             ------------   ------------   ------------   ------------   ------------
BALANCE BEGINNING OF YEAR                      $8,290,956     $4,250,891       ($57,446)   ($8,233,510)    $4,250,891
ADD:
    INVESTMENT IN SUBSIDIARY                            0      2,738,607              0     (2,738,607)             0

    NET INCOME                                  2,743,622         59,478         (5,015)             0      2,798,085
                                             ------------   ------------   ------------   ------------   ------------
                                              $11,034,578     $7,048,976       ($62,461)  ($10,972,117)    $7,048,976

DEDUCT:
    DIVIDENDS ON COMMON STOCK                   1,633,840      1,633,840              0     (1,633,840)     1,633,840

    3% STOCK DIVIDEND                                   0      1,210,551              0              0      1,210,551
                                             ------------   ------------   ------------   ------------   ------------
BALANCE END OF YEAR                            $9,400,738     $4,204,585       ($62,461)   ($9,338,277)    $4,204,585
                                              ===========    ===========    ===========    ===========    ===========
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